Filed Pursuant to Rule 424(b)(5)

Registration Number 333-249829

Prospectus Addendum

(To Prospectus dated November 3, 2020 and
Prospectus Supplement dated November 3, 2020)

AKTIEBOLAGET SVENSK EXPORTKREDIT (PUBL)

(Swedish Export Credit Corporation)

(incorporated in Sweden with limited liability)

Medium-Term Notes, Series G

Due Nine Months or More From Date of Issue

As further described in the accompanying prospectus supplement and prospectus, each dated November 3, 2020, we, Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”, “our”, “we”, “us” or the “Issuer”), may from time to time offer and sell certain debt securities as part of our Medium-Term Notes, Series G program (the “notes”). This prospectus addendum contains information on a particular type of notes, MREL Senior Preferred Notes (as described herein), that we may issue after the date hereof, and supplements the accompanying prospectus supplement and prospectus as concerns such MREL Senior Preferred Notes.

If the information in this prospectus addendum concerning the MREL Senior Preferred Notes differs from the information contained in the accompanying prospectus, you should rely on the information in this prospectus addendum. We may also vary the terms of any MREL Senior Preferred Notes that we issue from those described in this prospectus addendum and will provide the final terms for each offering of MREL Senior Preferred Notes in a pricing supplement. Accordingly, if the information in the pricing supplement for a particular tranche of MREL Senior Preferred Notes differs from the information contained in this prospectus addendum, or in the accompanying prospectus supplement or prospectus, you should rely on the information contained in the pricing supplement.

In addition, pursuant to this prospectus addendum, the section entitled “Description of the Notes—Interest Rates—Base Rates—SOFR—SOFR average” in the accompanying prospectus supplement is hereby replaced in its entirety with the section entitled “Compounded SOFR using SOFR Index” in this prospectus addendum, and all other references in the accompanying prospectus supplement to “SOFR average” are also replaced (and should henceforth be read and construed) as references to “Compounded SOFR using SOFR Index.” These changes represent a change in nomenclature only. Except as otherwise specified in the applicable pricing supplement, the methodology to determine “Compounded SOFR using SOFR Index” described in this prospectus addendum is identical to that described in the accompanying prospectus in relation to “SOFR average.”

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined that this prospectus addendum or the accompanying prospectus supplement and prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

SEK

This prospectus addendum is dated February 26, 2021

MREL Senior Preferred Notes

The following information concerning the MREL Senior Preferred Notes supplements the information contained in the accompanying prospectus supplement and prospectus as concerns the MREL Senior Preferred Notes, including the descriptions of the general terms and provisions of the notes and the debt securities set out therein, as well as the discussions of risk factors contained or incorporated by reference into the accompanying prospectus supplement or prospectus.

The “MREL Senior Preferred Notes” are a type of notes that are intended to constitute “MREL eligible liabilities” (as defined in “Description of the Notes—MREL Senior Non-Preferred Notes” in the accompanying prospectus supplement) but which, in contrast to the MREL Senior Non-Preferred Notes described in the accompanying prospectus supplement (and certain other instruments that we may issue that are similarly intended to constitute MREL eligible liabilities), are not intended to constitute “senior non-preferred liabilities” (as defined under “Description of the Notes—MREL Senior Non-Preferred Notes” in the accompanying prospectus supplement).

Instead, as with the notes generally, the MREL Senior Preferred Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations and will rank pari passu amongst themselves. The rights of holders of the MREL Senior Preferred Notes in respect of or arising from the MREL Senior Preferred Notes (including any damages awarded for breach of any obligations under the indenture, if any are payable) shall, in the event of our voluntary or involuntary liquidation (Sw. likvidation) or bankruptcy (Sw. konkurs), rank: (A) (subject to such mandatory exceptions as are from time to time applicable under Swedish law) at least pari passu with all our other unsecured and unsubordinated indebtedness from time to time outstanding; and (B) senior to any senior non-preferred liabilities (as defined under “Description of the Notes—MREL Senior Non-Preferred Notes” in the accompanying prospectus supplement) and to any subordinated liabilities. As with the notes generally, the MREL Senior Preferred Notes will not be obligations of, or guaranteed by, the Kingdom of Sweden or any internal division or agency thereof, and will be subject, entirely and exclusively, to our credit risk.

Except as described above (or as otherwise specified in the applicable pricing supplement), however, the general terms and provisions of the MREL Senior Preferred Notes will be identical to the general terms and provisions of the MREL Senior Non-Preferred Notes described in the accompanying prospectus supplement if references therein to the “MREL Senior Non-Preferred Notes” are instead read as references to the “MREL Senior Preferred Notes”, including as concerns:

•	MREL Senior Preferred Notes having maturities of at least one year from their issue dates, as described in “Description of the Notes—General Terms of the Notes” in relation to the MREL Senior Non-Preferred Notes;

•	our rights to purchase MREL Senior Preferred Notes at any time in the open market or otherwise at any price, subject to certain limitations, as described in “Description of the Notes—MREL Senior Non-Preferred Notes” in relation to the MREL Senior Non-Preferred Notes;

•	our ability to redeem MREL Senior Preferred Notes upon the occurrence of a “MREL disqualification event”, subject to certain limitations, as described in “Description of the Notes—MREL Senior Non-Preferred Notes—MREL Senior Non-Preferred Notes Redemption upon occurrence of a MREL disqualification event” in relation to the MREL Senior Non-Preferred Notes;

•	our ability to substitute the MREL Senior Preferred Notes for, or vary the terms of the MREL Senior Preferred Notes so that they remain or, as appropriate, become, MREL qualifying securities at any time that a MREL disqualification event occurs and is continuing, subject to certain limitations, as described in “Description of the Notes—MREL Senior Non-Preferred Notes— Substitution or Variation of MREL Senior Non-Preferred Notes” in relation to the MREL Senior Non-Preferred Notes;

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•	more limited events of default and remedies than those applicable to our notes generally, as further described in “Description of the Notes—MREL Senior Non-Preferred Notes—Events of Default for MREL Senior Non-Preferred Notes” in relation to the MREL Senior Non-Preferred Notes;

•	the duties and entitlements of the trustee if an event of default in relation to the MREL Senior Preferred Notes has occurred and is continuing, as described in “Description of the Notes—MREL Senior Non-Preferred Notes—Entitlement of Trustee” in relation to the MREL Senior Non-Preferred Notes;

•	the inability of holders of MREL Senior Preferred Notes to exercise any right of set-off or counterclaim against moneys owed by us in respect of the MREL Senior Preferred Notes, as described in “Description of the Notes—MREL Senior Non-Preferred Notes—Waiver of set-off” in relation to the MREL Senior Non-Preferred Notes;

•	the non-application of the negative pledge provisions of the indenture to the MREL Senior Preferred Notes, as described in “Description of the Notes—MREL Senior Non-Preferred Notes—No negative pledge” in relation to the MREL Senior Non-Preferred Notes; and

•	the provisions described under “Description of Debt Securities—Additional Amounts” in the accompanying prospectus applying only in respect of interest payments, and not payments of principal or any other amount, on the MREL Senior Preferred Notes, as described in “Description of the Notes—MREL Senior Non-Preferred Notes—Additional Amounts in respect of MREL Senior Non-Preferred Notes” in relation to the MREL Senior Non-Preferred Notes.

For the avoidance of doubt, if references therein to the “MREL Senior Non-Preferred Notes” are instead read as references to the “MREL Senior Preferred Notes,” the risks described in the accompanying prospectus supplement under the heading “Risk Factors—Risks Associated with the MREL Senior Non-Preferred Notes” in relation to the MREL Senior Non-Preferred Notes (other than the risk factor titled “The MREL Senior Non-Preferred Notes rank junior to claims of our other unsubordinated creditors”) will be applicable to the MREL Senior Preferred Notes.

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Compounded SOFR using SOFR Index

The section entitled “Description of the Notes—Interest Rates—Base Rates—SOFR—SOFR average” in the accompanying prospectus supplement is hereby replaced in its entirety with the section below entitled “Compounded SOFR using SOFR Index.” All other references in the accompanying prospectus supplement to “SOFR average” are also replaced (and should henceforth be read and construed) as references to “Compounded SOFR using SOFR Index.” These changes represent a change in nomenclature only. Except as otherwise specified in the applicable pricing supplement, the methodology to determine “Compounded SOFR using SOFR Index” described below is identical to that described in the accompanying prospectus in relation to “SOFR average.”

Compounded SOFR using SOFR Index

If the base rate is specified in the applicable pricing supplement as being Compounded SOFR using SOFR Index, the rate of interest for each interest period will, subject as provided below, be Compounded SOFR using SOFR Index calculated as defined below plus or minus (as indicated in the applicable pricing supplement) the margin.

“Compounded SOFR using SOFR Index” means, in respect of an interest period, the rate calculated by the calculation agent, on the relevant interest determination date as follows, and the resulting percentage will be rounded, if necessary, to the fifth decimal place of a percentage point, with 0.000005 being rounded upwards:

where:

“SOFR indexStart” means the SOFR index value on the day which is “p” U.S. government securities business days preceding the first date of the relevant interest period (an “SOFR index determination start date”);

“SOFR indexEnd” means the SOFR index value on the day which is “p” U.S. government securities business days preceding the interest payment date relating to such interest period (or in the final interest period, the maturity date) (a “SOFR index determination end date”);

“dc” means the number of calendar days from (and including) SOFR indexStart to (but excluding) SOFR indexEnd; and

“SOFR index date” means an SOFR index determination start date or an SOFR index Determination End Date, as the case may be.

The “SOFR index” in relation to any U.S. government securities business day shall be the value as published by the SOFR administrator at the SOFR determination time.

Subject to the provisions described below under the following heading “—Benchmark transition events applicable to LIBOR and SOFR linked notes,” if the SOFR index is not published on any relevant SOFR index date, and a benchmark transition event and related benchmark replacement date have not occurred, “Compounded SOFR using SOFR Index” means, for an interest determination date with respect to an interest period, USD-SOFR-COMPOUND, i.e., the daily compound interest investment (it being understood that the reference rate for the calculation of such interest is the SOFR), calculated in accordance with only the formula and definitions required for such formula set forth in USD-SOFR-COMPOUND of Supplement number 57 (for the avoidance of doubt, without applying all fallbacks included therein) to the ISDA definitions (and for the purposes of such provisions, references to “calculation period” shall mean, the period from and including the date which is “p” U.S. government securities business days preceding the first date of the relevant interest period to, but excluding, the date which is “p” U.S. government securities business days preceding the interest payment date relating to such interest period (or in the final interest period, the maturity date) (or if the notes become due and payable in accordance with the events of default), the date on which the notes become due and payable (or, if such date is not a U.S. government securities business day, the U.S. government securities business day immediately preceding such date) and references to “SOFR index cessation event” shall mean benchmark transition event (as defined below)).

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